SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

SUPERCONDUCTOR TECHNOLOGIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

867931404
(CUSIP Number)

John P. Flakne
Kopp Investment Advisors, LLC
8400 Normandale Lake Boulevard, Suite 1450
Bloomington, MN 55437
(952) 841-0400

Copy to:
Christopher M. Cahlamer
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
     (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  867931404

l)

Name of Reporting Person

Kopp Investment Advisors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO:  Client Funds

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	6,268,491
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	3,585,201

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,268,491

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

19.8%

14)

Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No.  867931404

l)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable – indirect beneficial ownership

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	6,268,491
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	3,585,201

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,268,491

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

19.8%

14)

Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  867931404

l)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

PF; OO (501(c)(3) corporation funds)

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	6,268,491
9)	Sole Dispositive Power:	2,698,290
10)	Shared Dispositive Power:	3,585,201

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,283,491

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

19.8%

14)

Type of Reporting Person

HC, IN

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $.001 par value, of Superconductor Technologies Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 9101 Wall Street, Suite 1300, Austin, Texas 78754.

Item 2.  Identity and Background

(a)

This statement is filed by:  Kopp Investment Advisors, LLC (“KIA”) with respect to shares of Common Stock owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC (“KHCLLC”) solely as the parent entity of KIA and indirect beneficial owner of the shares of Common Stock beneficially owned by KIA; and LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly, including by virtue of his position as the control person of KHCLLC through a revocable business trust.  The foregoing persons are sometimes referred to as “Reporting Persons.”  Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.  Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The business address of each of the Reporting Persons and directors and executive officers is 8400 Normandale Lake Boulevard, Suite 1450, Bloomington, Minnesota 55437.

(c)

The principal business of KIA is that of an investment adviser managing discretionary accounts owned by numerous third-party clients.  KHCLLC is a holding company engaged, through its subsidiary, in the investment industry.  The principal occupation of Mr. Kopp is serving as the sole governor, chairman, president and chief investment officer of KHCLLC and KIA.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

KIA and KHCLLC are Minnesota limited liability companies.  Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at March 4, 2016, was $18,331,850.27.  The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary client accounts.  The shares beneficially owned directly and indirectly (other than through KIA) by Mr. Kopp were purchased with Mr. Kopp’s investment capital or the funds of a 501(c)(3) corporation.  See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business.  The Reporting Persons pursue an investment objective of long-term capital appreciation.  In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular.  Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock.  Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company.  The Reporting Persons are filing this Statement on Schedule 13D, as opposed to Schedule 13G, due to the fact that the shares of Common Stock that may be deemed to be beneficially owned by Mr. Kopp directly and indirectly (other than through KIA) exceed 1% of the shares of Common Stock outstanding.  Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a “group” for any purpose.

Item 5.  Interest in Securities of the Issuer

(a)

Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 6,268,491 shares, or approximately 19.8%, of Common Stock.  By virtue of the relationships described in Item 2 of this statement, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

In addition, Mr. Kopp’s indirect beneficial ownership may comprise Common Stock held in the Kopp Family Foundation, a 501(c)(3) corporation for which he serves as a director, and held in his wife’s individual retirement account (“IRA”) and held by her through a revocable trust.  Mr. Kopp’s direct beneficial ownership may comprise Common Stock held in his IRA and held by him through a revocable trust.  In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Act, Mr. Kopp may be deemed beneficially to own a total of 6,283,491 shares, or approximately 19.8%, of Common Stock.

(b)

KIA may be deemed to have shared voting power with respect to 6,268,491 shares of Common Stock.  Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the 3,585,201 shares of Common Stock owned individually by its clients.  By virtue of the relationships described in Item 2 of this statement, KHCLLC and Mr. Kopp may be deemed to have shared voting power with respect to 6,268,491 shares of Common Stock and shared dispositive power with respect to 3,585,201 shares of Common Stock.  Mr. Kopp has the sole power to dispose of 2,698,290 shares of Common Stock beneficially owned directly and indirectly (other than through KIA) by him.

(c)

The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons since the last filing of Schedule 13D on February 12, 2016, are set forth on Schedule B attached hereto and incorporated by reference herein.  All trades by the Reporting Persons were done in the open market.

(d)

With respect to the shares held in a fiduciary or representative capacity, persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Common Stock.  The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 –

A written agreement relating to the filing of this statement pursuant to Rule 13d-1(k).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 11, 2016

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Operating Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Operating Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of March, 2016.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Operating Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Operating Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

Schedule A

List of Directors and Executive Officers

LeRoy C. Kopp, individually, and as Chairman and Sole Governor of KHCLLC, and as Chairman and Sole Governor of KIA

John P. Flakne, as Chief Operating Officer, Chief Financial Officer and Secretary of KHCLLC and as Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer and Secretary of KIA

A-1

Schedule B

Daily Trade Report
February 5, 2016 to March 4, 2016

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)

2/23/2016	KIA	Buy	100,000	0.21
2/26/2016	KIA	Buy	100,000	0.22
3/4/2016	KIA	Buy	75,000	0.22
3/4/2016	KIA	Buy	75,000	0.23

B-1